SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report on Form 6-K contains a press release, reporting the financial results for the first quarter of fiscal year 2003, ended July 31, 2002.

ASAT Holdings Ltd. Reports 26 Percent Sequential Revenue Growth in Fiscal Q103

Company Forecasts 3 to 5 Percent Sequential Revenue Growth in Q203

HONG KONG and FREMONT, Calif. – August 22, 2002 – ASAT Holdings Limited (Nasdaq: ASTT), a leading provider of innovative solutions in integrated circuit package design, assembly and test, today announced financial results for the first quarter of fiscal year 2003, ended July 31, 2002.

First quarter net revenues were $35.1 million, an increase of 26 percent over net revenues of $27.8 million in the fourth quarter, and an increase of 40 percent over net revenues of $25.0 million in the same period a year ago.

Net loss for the first quarter was $62.4 million or a loss of $0.47 per American Depository Share (ADS). This included a before tax $59.2 million non-cash charge for the write off of and impairment charges related to certain fixed assets, and a $3.0 million non-cash charge for the write off of specific inventories. The first quarter net loss compares with a net loss of $15.9 million, or a loss of $0.12 per ADS in the fourth quarter, which included a net loss of $4.2 million before taxes on disposal of a land use right in China.

The first quarter loss before income taxes was $74.1 million. Excluding the fixed asset and inventory charges and a reorganization cost, the loss before income taxes was $11.8 million. This compares with a net loss of $16.1 million in the fourth quarter before income taxes and excluding a specific charge.

"We reported strong financial results in the first quarter, reflecting our renewed focus on building our business while aggressively managing our expenses," said Harry R. Rozakis, chief executive officer of ASAT Holdings. "As a result, EBITDA in the first quarter was $800,000, a significant improvement over the EBITDA loss of $3.9 million in the fourth quarter.

"There was solid growth from our top 10 customers, and we engaged with new customers due to the introduction of new technologies in the areas of high-end thermal performance products, Thin Array Plastic Package, Paper Thin Package and our diversified Leadless Plastic Chip Carrier family. In addition, our ASPs were up six percent over the fourth quarter due to a favorable change in our product mix. Unit volume increased 19 percent sequentially in Q1, with particular strength in the wireless, broadband access and consumer markets."

New Business Highlights

In July, the company announced that IBM and ASAT would collaborate on the design and assembly of advanced flip chip substrates and modules. ASAT will provide assembly at its Hong Kong facility and IBM will provide SLC substrates. Also in July, the company announced an agreement with Honeywell to provide packaging and testing solutions for Honeywell's RF/Microwave product family. The LPCC packages that ASAT supplies Honeywell achieve Moisture Sensitive Level One, which provides a significant cost and time savings to Honeywell because it eliminates bake and dry pack requirements.

"We view our agreement with IBM as a significant achievement in our flip chip strategy, and is an example of our commitment to continue to advance our flip chip capabilities," said Mr. Rozakis. "Honeywell's decision to use ASAT as a supplier further validates our ability to provide benchmark quality, unparalleled cycle times and faster time-to-revenue for our customers."

Financial Highlights

Net revenues from assembly services increased 22 percent sequentially to $31.7 million; test services were up 87 percent sequentially to $3.4 million. Assembly revenue was 90 percent of total revenue; test revenue was 10 percent of total revenue, up from six percent in Q4.

The communications market remained the company's largest revenue contributor, accounting for 64 percent of first quarter revenues. The consumer segment accounted for 15 percent of revenues, personal computers were 3 percent and the remaining 18 percent was made up of industrial, automotive and other sectors.

Gross loss, including the $3.0 million inventory charge, was $3.6 million. Excluding the inventory charge, gross loss was $600,000. This compares with a gross loss of $4.8 million in Q4.

First quarter selling, administrative, research and development expenses were $8.5 million or 24 percent of net revenues compared with $8.5 million or 30 percent of net revenues in the fourth quarter. The company made selective headcount reductions in the first quarter, which will reduce on-going operating expenses by approximately $300,000 per quarter starting in Q2 fiscal 2003.

Depreciation and amortization in the first quarter was $9.8 million compared with $9.4 million in the fourth quarter. The increase was primarily due to an increase in fixed assets resulting from capital expenditures in prior periods. On a pre-tax basis, depreciation included in cost of goods sold is expected to decrease by approximately $3.3 million per quarter going forward due to the Q1 write off and impairment charge.

Cash at the end of the first quarter was $31.7 million. Cash usage was $2.8 million, down from $9.9 million in Q4. Capital expenditures in the first quarter were $2.5 million compared with $2.8 million in the fourth quarter.

Prior to the Q1 write off and impairment charge, net book value of the fixed assets was $200 million. After the charge, net book value of the fixed assets were $141 million. The company expects that its remaining fixed assets, which were approximately 70 percent of total fixed assets before the charge, will be sufficient to enable the company to handle a 75 to 80 percent increase in unit volume without necessarily having to invest in new equipment. The company elected to take the impairment charge based upon its strategic direction toward higher end technologies, expected low utilization of certain assets, and an appraisal by an independent firm to assist in determination of fair value in applying the principles of FAS 144.

Customer Base

Revenue from fabless semiconductor companies was 48 percent of total revenue in the first quarter. Revenue from Integrated Device Manufacturers represented 52 percent. The top 10 customers accounted for 82 percent of revenue in Q1, compared with 76 percent in Q4.

Outlook and Guidance

For the second quarter FY03, ending October 31, 2002, ASAT anticipates gross margins to be positive and net loss per ADS to be in the range of $0.06 to $0.07. "Despite the sluggishness of the technology segment recovery, we are expecting revenues to increase three to five percent during our next fiscal quarter, with EBITDA exceeding $1 million," said Mr. Rozakis.

First Quarter 2003 Financial Results Conference Call

ASAT Holdings Ltd. first quarter fiscal 2003 financial results conference call will be held today, August 22, at 8:30 a.m. ET/ 5:30 a.m. PT. To participate in the call, please dial (630) 395-0024. You will need to reference the pass code: ASAT. A replay of the call will be available starting one hour after the completion of the call until September 2, 2002. To access the replay, please dial (402) 220-5370. A webcast of the conference call will be available on www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a leader in advanced integrated circuit package designs and has provided outsource assembly and test services for the semiconductor industry for over ten years. The company assembles a broad selection of advanced leaded and ball grid array (BGA) packages utilizing advanced technology characterized by higher electrical and thermal performance. The company also has multi-system packages (MSP) and flip-chip assembly lines, and offers testing for complex broadband mixed-signal and system-on-a-chip devices used in communications. ASAT is the first packaging company to develop Moisture Sensitive Level One (MSL-1) capability on standard leaded products.

ASAT has facilities and offices in Asia, Europe, and across the U.S., with major manufacturing sites in Asia. ASAT Inc., exclusive distributor of ASAT Ltd.'s services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, Phone (510) 249-1222, Fax (510) 249-9105. Web site: www.asat.com.

Safe Harbor Statement

This news release contains forward-looking statements intended to qualify under the "Safe-Harbor" provision of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated demand for ASAT's products and services for Fiscal Year 2003. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements, including conditions in the overall semiconductor market and economy, acceptance and demand for products, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2002. The projections and forward-looking statements in this release reflect the current belief of ASAT as of the date of this release.

Contacts:

Stan Baumgartner
Chief Financial Officer
Hong Kong
852-2439-8788
stan_baumgartner@asathk.com

Jim Fanucchi
Stapleton Communications Inc.
Palo Alto, CA
650-470-4237
jim@stapleton.com

Revenue Breakdown by Market Segment

	Three Months Ended	
	July 31, 2002	April 30, 2002
Market Segment	% of Net Revenues	% of Net Revenues
Communications	64	65
Consumer	15	15
PC/Computing	3	3
Industrial, Automotive & Other	18	17

Revenue Breakdown by Region

	Three Months Ended	
	July 31, 2002	April 30, 2002
Region	% of Net Revenues	% of Net Revenues
United States	92	87
Europe	7	12
Asia	1	1

Revenue Breakdown by Customer Type

	Three Months Ended	
	July 31, 2002	April 30, 2002
Customer Type	% of Net Revenues	% of Net Revenues
Fabless	48	50
IDM	52	50

Summary financial data follows:

ASAT Holdings Limited
Consolidated Statements of Operations
(USD in thousands, except share data)
Quarter Ended July 31, 2002, April 30, 2002 and July 31, 2001

	Three Months Ended		
	July 31, 2002 (Unaudited)	April 30, 2002 (Unaudited)	July 31, 2001 (Unaudited)
Net Sales	35,098	27,775	25,026
Total cost of sales (Note 1)	38,678	32,568	33,818
Gross loss	(3,580)	(4,793)	(8,792)
Operating expenses:			
Selling, general and administrative	6,971	6,943	8,102
Research and development	1,500	1,569	1,541
Impairment of property, plant and equipment (Note 4)	59,189	-	-
Reorganization expenses	128	-	1,831
Total operating expenses	67,788	8,512	11,474
Loss from operations	(71,368)	(13,305)	(20,266)
Other income (expense), net (Note 3)	351	(3,481)	872
Interest expense:			
- amortization of deferred charges	(233)	(222)	(229)
- third parties	(2,851)	(3,252)	(3,362)
Loss before income taxes	(74,101)	(20,260)	(22,985)
Income tax benefit	11,671	4,388	2,647
Net loss	(62,430)	(15,872)	(20,338)
EBITDA (Note 2)	804	(3,897)	(8,386)
Depreciation and amortization	9,848	9,408	10,049
Net loss per ADS:			
Basic:			
Net loss	$ (0.47)	$ (0.12)	$ (0.15)
Basic weighted average number of ADS outstanding	133,789,400	133,789,400	133,928,742
Net loss per ordinary share:			
Basic:			
Net loss	$ (0.09)	$ (0.02)	$ (0.03)
Basic weighted average number of ordinary shares outstanding	668,947,000	668,947,000	669,643,712

Note 1: Includes $3,007 inventory write-down in the first quarter of fiscal 2003.
Note 2: EBITDA is defined as Loss from operations plus depreciation and amortization plus specific charges and inventory write-down. Specific charges included reorganization expenses and impairment of property, plant and equipment.
Note 3: Includes $4,166 net loss of disposal of sale of a land use right and $685 interest and sundry income for April 30, 2002 quarter.
Note 4: Represents $59,189 non-cash charge for the write-off and impairment related to certain property, plant and equipment.

ASAT Holdings Limited
Consolidated Balance Sheet (Unaudited)
(USD in thousands)
As at July 31, 2002 and 2001

	July 31, 2002 (Unaudited)	July 31, 2001 (Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	31,732	67,715
Accounts receivable, net	17,362	9,755
Inventories	7,964	22,897
Prepaid expenses and other current assets	4,820	6,231
Total current assets	61,878	106,598
Property, plant & equipment, net	139,705	264,017
Assets held for disposal	932	-
Deferred charges, net	3,934	4,843
Noncompete covenants, net	-	-
Total assets	206,449	375,458
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	-	234
Accounts payable	7,696	9,971
Accrued charges	10,531	12,602
Amount due to QPL	1,671	549
Amount due to a related company	-	255
Total current liabilities	19,898	23,611
Deferred income taxes	3,506	24,038
12.5% senior notes due 2006	98,275	97,703
Shareholders' equity:		
Common stock	6,760	6,760
Treasury stock	(71)	(64)
Additional paid-in capital	228,009	228,418
Exchange reserves	2	3
Accumulated deficits	(149,930)	(5,011)
Total shareholders' equity (deficits)	84,770	230,106
Total liabilities & shareholders' equity	206,449	375,458

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

J. Stanley Baumgartner, Jr.

By: ______________________

Name: J. Stanley Baumgartner, Jr.

Title: Chief Financial Officer

Date: August 23, 2002